UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 32968 / January 16, 2018

In the Matter of	:
	:
BLACKROCK CAPITAL INVESTMENT CORPORATION	:
BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC	:
MIDDLE MARKET SENIOR FUND, L.P.	:
	:
40 East 52nd Street	:
New York, NY 10022	:
	:
(812-14582)	:
	:

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

BlackRock Capital Investment Corporation, BlackRock Capital Investment Advisors, LLC and
Middle Market Senior Fund, L.P. filed an application on November 19, 2015, and amendments
to the application on February 24, 2016, June 8, 2016 and September 22, 2017, requesting an
order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and
rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by
sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit
certain business development companies and certain registered closed end management
investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies
with each other and with affiliated investment funds.

On December 19, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. 32943). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by BlackRock Capital Investment Corporation, et al. (File No. 812-14582) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary